FORM 6-K
SECURITIES & EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

For the month of January, 2008.

     PACIFIC HARBOUR CAPITAL LTD.
(formerly Venture Pacific Development Corp.)
(Translation of registrant’s name into English)

Suite 1502, 543 Granville Street
Vancouver, B.C. V6C 1X8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ X ]     No [   ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-27608.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC HARBOUR CAPITAL LTD.

By: "Thomas Pressello"
       Thomas Pressello,
       President and CEO

Dated: January 28, 2008

Attachments:

Press Release dated January 28, 2008
Press Release dated January 28, 2008
Early Warning Report – Michael Reynolds
Early Warning Report – Thomas Pressello

January 28, 2008

PRESS RELEASE

ACQUISITION OF CONTROL POSITION OF
PACIFIC HARBOUR CAPITAL LTD.

MICHAEL REYNOLDS, a director of Pacific Harbour Capital Ltd. (the “Company”), announced today that he has acquired 541,060 Common Shares without par value (“Common Shares”) in the capital of the Company, representing approximately 7.5% of the outstanding shares of the Company, in a private transaction. Mr. Reynolds now owns and controls 1,249,060 Common Shares, or 17.23% of the issued and outstanding Common Shares. Mr. Reynolds purchased the Common Shares at a price of $0.25 per Common Share pursuant to a Share Purchase Agreement dated as of January 25, 2008 between Mr. Reynolds and Hartford Estate Holdings Ltd.

The Common Shares were purchased solely for investment purposes. Mr. Reynolds will review his investment position in the Company from time to time and his holdings may be increased or decreased in the future depending on a number of factors, including market and general economic conditions and other investment and business opportunities available to him.

For additional information or to obtain a copy of the corresponding report required under securities legislation in connection with this transaction, please contact:

Michael Reynolds
c/o 1502 – 543 Granville Street
Vancouver, B.C. V6C 1X8

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

January 28, 2008

PRESS RELEASE

ACQUISITION OF CONTROL POSITION OF
PACIFIC HARBOUR CAPITAL LTD.

THOMAS PRESSELLO announced today that he, together with the Pressello Trust (collectively, “Pressello”), has acquired 541,060 Common Shares without par value (“Common Shares”) in the capital of Pacific Harbour Capital Ltd. (the “Company”), representing approximately 7.5% of the outstanding shares of the Company, in a private transaction. Pressello now owns 741,310 Common Shares, or 10.23% of the issued and outstanding Common Shares. Mr. Pressello purchased the Common Shares at a price of $0.25 per Common Share pursuant to a Share Purchase Agreement dated as of January 28, 2008 between Mr. Pressello and Hartford Estate Holdings Ltd. (Hartford”). Pressello Trust purchased the Common Shares at a price of $0.25 per Common Share pursuant to a Share Purchase Agreement dated as of January 28, 2008 between Pressello Trust and Hartford.

The Common Shares were purchased solely for investment purposes. Pressello will review his investment position in the Company from time to time and its holdings may be increased or decreased in the future depending on a number of factors, including market and general economic conditions and other investment and business opportunities available to it.

For additional information or to obtain a copy of the corresponding report required under securities legislation in connection with this transaction, please contact:

Thomas Pressello
c/o 1502 – 543 Granville Street
Vancouver, B.C. V6C 1X8

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

REPORT PURSUANT TO
NATIONAL INSTRUMENT 62-103 – PART 3
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 176 OF THE SECURITIES ACT (ALBERTA)

1.	Name and Address of offeror:

Michael Reynolds (the “offeror”)
c/o 1502 – 543 Granville Street
Vancouver, B.C. V6C 1X8

2.	Designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

The offeror acquired 541,060 Common Shares without par value (the “Common Shares”) in the capital of Pacific Harbour Capital Ltd. (the “Company”), representing approximately 7.5% of the outstanding shares of the Company, in a private transaction. The offeror acquired both ownership of and control over the Common Shares in the transaction.

3.	The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release:

Immediately after the transaction, the offeror will own 1,249,060 Common Shares, representing approximately 17.23% of the outstanding shares of the Company.

4.	The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(a) the offeror, either alone or together with any joint actors, has ownership and control:

Please see paragraph 3.

(b) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:

N/A.

(c) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

N/A.

5.	The name of the market in which the transaction or occurrence that gave rise to the news release took place:

N/A. Private transaction.

6.	The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The offeror purchased the Common Shares solely for investment purposes. The offeror will review his investment position in the Company from time to time and his holdings may be increased or decreased in the future depending on a number of factors, including market and general economic conditions and other investment and business opportunities available to him.

7.	The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

The offeror purchased the Common Shares at a price of $0.25 per Common Share pursuant to a Share Purchase Agreement dated as of January 28, 2008 between the offeror and Hartford Estate Holdings Ltd.

8.	The names of any joint actors in connection with the required disclosure:

N/A.

9.	In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

The offeror purchased the Common Shares at a price of $0.25 per Common Share.

10.	If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements in respect of the reporting issuer’s securities:

N/A.

DATED this 28 day of January, 2008.

“Michael Reynolds”
MICHAEL REYNOLDS

REPORT PURSUANT TO
NATIONAL INSTRUMENT 62-103 – PART 3
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 176 OF THE SECURITIES ACT (ALBERTA)

1.	Name and Address of offeror:

Thomas Pressello and Pressello Trust (collectively, the “offeror”) c/o 1502 – 543 Granville Street Vancouver, B.C. V6C 1X8

2.	Designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

The offeror acquired 541,060 Common Shares without par value (“Common Shares”) in the capital of Pacific Harbour Capital Ltd. (the “Company”), representing approximately 7.5% of the outstanding shares of the Company, in a private transaction. The offeror acquired both ownership of and control over the Common Shares in the transaction.

3.	The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release:

Immediately after the transaction, the offeror owned 741,310 Common Shares, representing approximately 10.23% of the outstanding shares of the Company.

4.	The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(a) the offeror, either alone or together with any joint actors, has ownership and control:

Please see paragraph 3.

(b) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:

N/A.

(c) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

N/A.

5.	The name of the market in which the transaction or occurrence that gave rise to the news release took place:

N/A. Private transaction.

6.	The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The offeror purchased the Common Shares solely for investment purposes. The offeror will review its investment position in the Company from time to time and its holdings may be increased or decreased in the future depending on a number of factors, including market and general economic conditions and other investment and business opportunities available to it.

7.	The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

The offeror purchased the Common Shares at a price of $0.25 per Common Share pursuant to, in the case of Thomas Pressello, a Share Purchase Agreement dated as of January 28, 2008 between Thomas Pressello and Hartford Estate Holdings Ltd. (“Hartford”), and in the case of Pressello Trust, pursuant to a Share Purchase Agreement dated as of January 28, 2008 between Pressello Trust and Hartford.

8.	The names of any joint actors in connection with the required disclosure:

N/A.

9.	In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

The offeror purchased the Common Shares at a price of $0.25 per Common Share.

10.	If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements in respect of the reporting issuer’s securities:

N/A.

DATED this 28 day of January, 2008.

PRESSELLO TRUST, by its trustees,
Thomas Pressello and Kenneth Pressello

“Thomas Pressello”	“Thomas Pressello”
THOMAS PRESSELLO	THOMAS PRESSELLO

_________________	“Kenneth Pressello”
KENNETH PRESSELLO